Arizona Star Resource Corp.

(an exploration stage company)

Consolidated Financial Statements

October 31, 2006 and 2005

(expressed in Canadian dollars)

(unaudited)

ARIZONA STAR RESOURCE CORP.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Arizona Star Resource Corp.

(an exploration stage company)

Consolidated Balance Sheets

As at October 31, 2006 and April 30, 2006

(expressed in Canadian dollars)

(unaudited)

	As of October 31, 2006 $	As of April 30, 2006 $
Assets

Current assets
Cash and cash equivalents	8,247,282	4,688,050
Accounts receivable	28,168	75,004
Prepaid expenses	24,868	78,774

	8,300,318	4,841,828

Investments (note 2)	-	86,521

Resource properties (note 3)	37,874,594	37,116,424

	46,174,912	42,044,773

Liabilities

Current liabilities
Accounts payable and accrued liabilities	656,937	2,045,156

Future income tax liabilities	3,795,000	3,778,000

Asset retirement obligation (note 4)	144,361	137,814

	4,596,298	5,960,970

Shareholders’ Equity

Capital stock (note 5)
Authorized
100,000,000 common shares, without par value

Issued
42,325,937 common shares (April 30, 2006 – 41,600,937)	56,850,329	50,762,829

Contributed surplus	2,411,234	2,052,734

Deficit	(17,682,949)	(16,731,760)

	41,578,614	36,083,803

	46,174,912	42,044,773

Arizona Star Resource Corp.

(an exploration stage company)

Consolidated Statements of Deficit

For the six months ended October 31, 2006 and 2005

(expressed in Canadian dollars)

(unaudited)

	2006 $	2005 $

Deficit - Beginning of period	(16,731,760)	(15,327,134)

Loss for the period	(951,189)	(206,547)

Deficit - End of period	(17,682,949)	(15,533,681)

Arizona Star Resource Corp.

(an exploration stage company)

Consolidated Statements of Operations

For the periods ended October 31, 2006 and 2005

(expressed in Canadian dollars, except for shares)

(unaudited)

	Second Quarter		Six Months
	2006 $	2005 $	2006 $	2005 $

Expenses
Office and administrative	(177,564)	(106,882)	(309,851)	(217,672)
Shareholder meetings and communication costs	(102,697)	(7,924)	(109,506)	(18,392)
Professional fees	(187,378)	(87,122)	(380,782)	(93,750)
Directors’ fees	(64,121)	(49,026)	(114,552)	(99,049)

Loss before the following	(531,760)	(250,954)	(914,691)	(428,863)

Stock-based compensation (note 5)	-	-	(358,500)	-

Interest income	25,176	18,642	65,693	46,990

Gain on sale of investments (note 2)	291,068	-	291,068	-

Foreign exchange gain (loss)	328,219	99,842	(34,759)	175,326

Net income (loss) for the period	112,703	(132,470)	(951,189)	(206,547)

Net income (loss) per common share - basic and diluted	0.003	(0.003)	(0.023)	(0.005)

Weighted average number of common shares outstanding	41,704,198	41,600,937	41,635,047	41,600,937

Arizona Star Resource Corp.

(an exploration stage company)

Consolidated Statements of Cash Flows

For the periods ended October 31, 2006 and 2005

(expressed in Canadian dollars)

(unaudited)

	Second Quarter		Six Months
	2006 $	2005 $	2006 $	2005 $

Cash flows from operating activities
Net income (loss) for the period	112,703	(132,470)	(951,189)	(206,547)
Items not affecting cash
Stock-based compensation	-	-	358,500	-
Foreign exchange gain	(328,219)	(99,842)	34,759	(175,326)
	(328,219)	(99,842)	393,259	(175,326)

Gain of sale of investments	(291,068)	-	(291,068)	-
	(506,584)	(232,312)	(848,998)	(381,873)

Changes in non-cash working capital
Accounts receivable	(19,236)	(9,900)	46,836	(30,955)
Prepaid expenses	26,953	2,339	53,906	4,803
Accounts payable and accrued liabilities	1,636,721	(711,543)	22,899	(1,089,453)
	1,137,854	(951,416)	(725,357)	(1,497,478)

Cash flows from financing activities
Common shares issued for cash upon exercise of stock options	-	-	75,000	-
Common shares issued for cash upon private placement	6,012,500	-	6,012,500	-

	6,012,500	-	6,087,500	-

Cash flows from investing activities
Proceeds on sale of investments	378,321	-	378,321
Acquisition, exploration and development expenditures	(2,169,288)	-	(2,169,288)	-

	(1,790,967)	-	(1,790,967)	-

Effect of exchange rate changes on cash and cash equivalents	(10,239)	(41,877)	(11,944)	(78,392)

Increase (decrease) in cash and cash equivalents	5,349,148	(993,293)	3,559,232	(1,575,870)

Cash and cash equivalents - Beginning of period	2,898,134	6,459,569	4,688,050	7,042,146

Cash and cash equivalents - End of period	8,247,282	5,466,276	8,247,282	5,466,276

Arizona Star Resource Corp.

Notes to Consolidated Financial Statements

October 31, 2006 and 2005

(expressed in Canadian dollars)

(unaudited)

Basis of Presentation

The interim financial statements of Arizona Star Resource Corp. (“the Company” or “Arizona Star”) do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company.  These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company.

Investments

During the three months ended October 31, 2006, the Company sold its 61,200 common shares in Bema Gold Corp. and recorded a gain on sale of $291,068.

Resource properties

	October 31, 2006	April 30, 2006
	Net $	Net $

Balance - Beginning of year	37,116,424	35,324,383

Additions during the period
Ongoing land holding and development costs	758,170	1,792,041

Balance - End of period	37,874,594	37,116,424

Cerro Casale Property

Arizona Star entered into definitive agreements on June 16, 2006 with Bema Gold Corporation (“Bema”) and Barrick Gold Corporation (“Barrick”) and its predecessor Placer Dome Inc. (“Placer”) for the acquisition by Arizona Star and Bema of Barrick’s 51% interest in CMC, which is the owner of the Cerro Casale mineral deposit, or the Aldebaran Property (the “Property”), in northern Chile.

Barrick transferred the shares of a wholly-owned Cayman subsidiary (which indirectly owned and controlled 51% of the common shares of CMC) to wholly owned subsidiaries of each of Arizona Star and Bema in proportion to their holdings in CMC.  Therefore, subsequent to this transaction, Arizona Star has a 51% interest, and Bema a 49% interest, in the shares of CMC.

Arizona Star and Bema are jointly obligated to pay Barrick US$10 million on the date of making a decision to proceed with construction of a mine at the Property (the “Construction Decision Date”).  In addition, Arizona Star and Bema are jointly obligated to pay the cash equivalent of 190,000 ounces of gold to Barrick, payable in 12 annual instalments commencing 12 months after commencement of commercial production (the “Commercial Production Date”) from any such a mine, as follows:

(i)

five annual instalments of the cash equivalent at such date of 10,000 ounces of gold payable on the first five anniversaries of the Commercial Production Date; and

(ii)

seven annual instalments of the cash equivalent at such date of 20,000 ounces of gold payable on the sixth through twelfth anniversaries of the Commercial Production Date.

In the alternative, Arizona Star and Bema may elect up to the Construction Decision Date to pay US$70 million on that date in lieu of the 190,000 ounces of gold payments.

As part of these transactions and agreements, Barrick transferred to CMC or subsidiaries of Arizona Star and Bema the rights and interests acquired by Placer in the course of earning its interest in CMC and acting as manager of CMC and the Property and in conducting the feasibility study.  These rights and interests include certain water concessions, rights to be reimbursed for certain expenditures made by Placer and a royalty interest of 3% of net smelter returns.  At closing, Arizona Star paid a total of US$1,417,107 (Cdn$1,584,300) in cash to Barrick in final settlement of the Company’s share of costs incurred by Placer and Barrick, and, together with Bema, assumed the obligation to make the payments described above if construction proceeds.

To secure their obligations to pay these payments, conditional on proceeding with construction of a mine and on achieving commercial production, Arizona Star and Bema have pledged the 51% share interests in CMC acquired from Barrick and have agreed not to dilute this interest without consent of Barrick.  There are also alternative security arrangements which would allow Arizona Star and Bema to obtain the release of these shares in order to complete a transaction for the acquisition by a major mining company of an equity interest in CMC or financing for development of the mine at the Property.

On December 23, 1994, Arizona Star and Bema had entered into an agreement (the “Participation Agreement”), subsequently amended on December 31, 1996 and December 16, 1997. These amendments provided, among other things, that if Placer no longer, directly or indirectly, owned shares in CMC, its interest in the Aldebaran property would be transferred back to the Company and Bema, and if the majority of members of the Board of Directors of Arizona Star did not consist of persons nominated by Bema, that the Company would transfer to Bema that number of shares as represents a 2% interest in CMC, cause one of its nominees to the Board of Directors of CMC to resign, and vote its shares to appoint an additional nominee of Bema to the CMC Board of Directors. The purchase price to be paid by Bema to the Company for this 2% share interest would equal the net present value of such interest, using the then current discount rate generally in use in the mining industry at the time of the valuation, such net present value to be determined by a duly qualified independent third party.

Arizona Star and Bema agreed on June 16, 2006 that the agreement outlined in the preceding paragraph will be indefinitely suspended and entered into another agreement which provides that, notwithstanding their respective shareholdings in CMC, they will each have equal representation on the board of directors of CMC and related holding companies.  All decisions with respect to CMC including any decision on development and financing of the mine, and any acquisitions or dispositions of property of CMC will require the approval of the directors appointed by both parties.  Finally, they have agreed that Bema will act as general manager of the Property under the instructions of a joint management committee; that Bema will manage and conduct exploration and development activities in accordance with budgets approved by CMC’s directors; and that the parties will bear their proportionate share of all expenditures.

During the period, the Company incurred land holding and development costs in the amount of $758,170.

Asset retirement obligation

The Company’s asset retirement obligation relates to site restoration and clean-up costs of its Cerro Casale deposit located in Chile.

A reconciliation of the asset retirement obligation provision is as follows:

	October 31, 2006 $	April 30, 2006 $

Balance - Beginning of year	137,814	131,251
Accretion expense	6,547	6,563

Balance - End of period	144,361	137,814

The provision for the asset retirement obligation is based on the following key assumptions:

•

total undiscounted cash outflows of $348,249, expected to occur in 2025.

•

a credit adjusted risk-free rate of 5% at which the estimated cash flows have been discounted.

Capital stock and contributed surplus

		October 31, 2006		April 30, 2006

	Shares	Amount $	Shares	Amount $
Balance - Beginning of year	41,600,937	50,762,829	41,600,937	50,762,829

Issued during the year
For cash on exercise of directors’ and employees’ stock options	75,000	75,000	-	-
For cash – private placement	650,000	6,012,500

Balance - End of year	42,325,937	56,850,329	41,600,937	50,762,829

On October 27, 2006, the Company concluded a private placement of 650,000 common shares at a price of $9.25 per share, and total proceeds of $6,012,500.  These shares are subject to a four-month hold period.

The Company granted 75,000 stock options in May 2006 to a director of the Company with an exercise price of $12.75 per option, and a term of five years.  These options vest after one year.  The fair value of these options has been calculated to be $358,500 using the Black-Scholes option pricing model based on the following assumptions:

Risk free interest rate of 4.0%
Expected life of option of 3 years
Expected volatility of 50%
Dividend yield rate of nil%

The fair value of $358,500 was charged to expenses on the Statement of Operations in the three months ended July 31, 2006.